MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBAL SOURCES

General

Global Sources Ltd. was previously known as Trade Media Holdings Ltd. which was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies.

Our three business segments are online advertising services, subscriptions and print advertising services, and global transaction software services. The following discussion and analysis provide information which our management believes is relevant to assessing and understanding its consolidated results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto.

In 1997, our business was adversely affected by the Asian economic crisis, which resulted in us recognizing a foreign exchange loss of $4.1 million. We recorded an exchange gain of $0.2 million and $0.4 million for 1998 and 1999, respectively.

In 1998, we experienced a $2.5 million reduction in its subscriptions and print advertising services revenues as a result of the Asian economic crisis when advertising budgets for travel markets and luxury goods were cut. At the same time, the Taiwan NT dollar depreciated by 15%, causing an additional $5.1 million decline in our revenues.

Online advertising services segment grew to $25.8 million in 1999 from $14.6 million in 1998 and $5.2 million in 1997. Our total revenues declined by 4% in 1999, as compared to 1998, and declined by 10% in 1998, as compared to 1997. These declines were offset partially by improvements in our online advertising services segment.

We believe the Asian economic crisis will have no further significant effects on our business. Any significant currency fluctuations in this region in the future, however, may adversely affect our business. We do not have any hedge agreements against foreign currency fluctuations.

Results of Operations

The following table provides the historical revenues and income from operations for our business segments.

	Year Ended December 31,

	1997	1998	1999
Revenues:
Online advertising services.........................................	$ 5,177	$ 14,602	$ 25,795
Subscriptions and print advertising services..............	96,596	76,817	62,116
Global transaction software services..........................	1,076	1,228	584
Other...........................................................................	3,532	3,226	3,379
Total Revenues .........................................	106,381	95,873	91,874

Income/(loss) from Operations:
Online advertising services.........................................	$ (1,585)	$ 513	$ 3,607
Subscriptions and print advertising services..............	18,878	13,921	9,392
Global transactions software services........................	(4,014)	(1,889)	(1,562)
Other...........................................................................	1,277	32	319
Total Income from Operations ....................	$ 14,556	$ 12,577	$ 11,756

The following table presents our revenues by geographical area:

	Year Ended December 31,
	1997	1998	1999
Revenues:
Asia.............................................................................	$ 96,449	$ 87,654	$ 85,352
United States...............................................................	6,403	5,630	4,618
Europe.........................................................................	2,630	1,783	1,159
Other...........................................................................	899	806	745
Consolidated..................................................................	$106,381	$ 95,873	$ 91,874

1999 Compared to 1998

Consolidated Results

Online advertising revenues increased by $11.2 million in 1999 to $25.8 million. Total revenues of $91.9 million for 1999 declined by $4.0 million, or 4%, as compared to revenues of $95.9 million for year 1998. Our revenues in Hong Kong and Taiwan were lower by $5.3 million and $4.7 million, respectively, as a result of intense price competition in the subscriptions and print advertising services segment. In 1999, as a result of the Asian economic crisis, companies located in Asia reduced their adverti

Gross margin as a percentage of revenue was 66% and 70% in 1999 and 1998, respectively. The decrease in 1999 was mainly due to start-up costs of $0.6 million incurred in sales business units and a $1 million increase in selling costs to promote sales activity and provide additional incentives.

Circulation, general and administrative costs as a percentage of revenues were 49% and 53% in 1999 and 1998, respectively. This improvement was $5.5 million, or 11%, due primarily to cost reduction efforts of $2.8 million resulting from the closure of two magazines. As a result of the associated reduction in circulation, our costs were further reduced by $1.0 million in magazine mailing costs and $1.0 million in print production costs. These savings are expected to continue in future periods. We also red

Online services development costs to fund the expansion of our online advertising services segment were $3.2 million and $3.5 million in 1999 and 1998, respectively. These costs were expensed as incurred to continue to build our online advertising service segment. In 1999, we developed a new online software service and capitalized approximately $4.6 million of software development costs. Prior to 1999, all software developed for internal use was expensed.

In 1998 and 1999, amortization of intangibles consisted of mainly copyrights, which will be fully amortized by 2001.

Our revenues earned in Hong Kong are subject to tax . In addition, we are also subject to withholding taxes on the remittance of collections principally in Taiwan, China and India.

Our subsidiary service businesses operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. We reported a tax provision of $1.4 million and $1.6 million in years 1999 and 1998, respectively. The decrease in income tax for the current year was due primarily to a reduction of revenues in countries which charge income tax.

Net income was $11.0 million for 1999, as compared to $11.6 million in 1998. The marginal drop in 1999 net income was primarily due to a reduction in revenues from print advertising and subscriptions, which was substantially offset by an increase in profitability in our online advertising services and a reduction in circulation, general and administrative costs. Additionally, we reported a foreign exchange gain of $0.4 million in 1999, as compared to a foreign exchange gain of $0.2 million in 1998.

Segment Results

Online Advertising Services

Revenues in our online advertising services segment grew to $25.8 million in 1999 from $14.6 million in 1998, an increase of 77%. This increase waslargely attributable to our continued focus on shifting customers from our print advertising services to our online advertising services. We also benefited from the increased marketing and sales training efforts of our online advertising services segment; and our clients' increasing willingness to accept the Internet with our online services as a way of cond

Online advertising services revenues were from the following:
	1998	1999
	(in millions)

Computer Products ??????????????????????.	$ 1.7	$ 2.6
Consumer Electronics ????????????????????.	1.2	2.2
Discontinued magazines ????????????????...	0.1	-
Electronic Components ??????????????????..	2.7	5.3
Fashion Accessories ????????????????????...	2.3	3.2
Gifts & Home Products ??????????????????..	3.4	6.3
Hardwares ????????????????????????????..	1.7	2.8
Telecom Products ??????????????????????...	1.1	1.8
Timepieces ????????????????????????????.	0.4	1.2
Others ????????????????????????????????.	-	0.4
Total ??????????????????????????	$ 14.6	$ 25.8

Operating income in our online advertising services segment increased to $3.6 million in 1999, as compared to $0.5 million in 1998. This reflected the increase in revenues and related economies of scale.

Subscriptions and Print Advertising Services

Revenues in our subscriptions and print advertising services segment declined from $76.8 million in 1998 to $62.1 million in 1999. Subscriptions and print advertising services revenue from Hong Kong and Taiwan declined by $5.3 million and $4.7 million, respectively, as a result of intense price competition, which resulted from the Asian economic crisis and recession. Companies affected by the Asian economic crisis reduced their advertising budgets, prompting our decision to discontinue the publicat

Subscriptions and print advertising services revenues were from the following:
	1998	1999
	(in millions)

Computer Products ??????????????????????.	$ 9.2	$ 6.3
Consumer Electronics ????????????????????.	7.3	6.5
Discontinued magazines ????????????????...	2.5	-
Electronic Components ??????????????????..	12.4	10.7
Electronics Engineer ????????????????????..	10.3	9.4
Fashion Accessories ????????????????????...	4.9	4.1
Gifts & Home Products ??????????????????..	10.6	9.2
Hardwares ????????????????????????????...	5.7	4.5
Subscription Revenue ????????????????????.	3.7	2.2
Telecom Products ??????????????????????...	4.6	3.6
Timepieces ????????????????????????????.	3.1	2.0
Others ????????????????????????????????.	2.5	3.6
Total ??????????????????????????	$ 76.8	$ 62.1

Operating income in our subscriptions and print advertising services segment decreased 33% in 1999, as compared to 1998, due primarily to the reduction in revenues.

Global Transaction Software Services

Revenues in our global transaction software services segment declined by $0.6 million in 1999, as compared to 1998, primarily from the outsourcing of software maintenance services.

Operating loss in our global transaction software services segment was reduced to $1.6 million in 1999, down from a $1.9 million loss in 1998, due to reduction in software maintenance costs.

Other Operations

Our other operations consist primarily of revenue derived from conferences and seminars. Revenues increased by $0.2 million in 1999, as compared to 1998. Operating income increased by $0.3 million in 1999, as compared to 1998.

1998 Compared to 1997

Consolidated Results

Revenues of $95.9 million in 1998 declined by $10.5 million, or 11%, as compared to revenues of $106.4 million in 1997. As a result of the Asian economic crisis, the Taiwan dollar depreciated by about 15%, causing a decline of $5.1 million in our revenues. The Asian economic crisis caused exporting companies to reduce their advertising budgets, which reduced our subscriptions and print advertising services revenues by $2.3 million. This decline in revenues was offset by an increase in subscriptions and p

Subscriptions and print advertising revenues from Hong Kong and Taiwan declined by $6.0 million and $4.0 million, respectively, as a result of intense competition as competitors reduced pricing because of the recession. Partially offsetting these declines was an $9.3 million increase in our online advertising and global transaction software services.

Gross margin as a percentage of revenues was 70% in 1998, compared to 71% in 1997. The slight decline was due to reduction in subscriptions and print advertising services revenues.

Circulation, general and administrative costs as a percentage of revenues improved from 56% in 1997 to 53% in 1998 as a result of cost reductions instituted in 1998 to deal with the impact of the Asian economic crisis and favorable movements in foreign currencies.

Development costs to fund the expansion of our online advertising services segment increased by $1.8 million to $3.2 million in 1998 as compared to 1997. During 1998, we employed additional staff in the development of its online advertising services, which resulted in development costs increasing by $1.3 million compared to 1997. These development costs were expensed as incurred.

Amortization of intangibles was mainly copyrights amortized during 1998, which will be fully amortized by 2001.

Foreign exchange gains (loss) improved by $4.3 million in 1998. A $4.1 million exchange loss was recognized in 1997 due primarily to the decline in currency exchange rates derived from certain currencies in Asia.

Net income was $11.6 million in 1998, a $2.1 million improvement over net income of $9.5 million in 1997.

Segment Results

Online Advertising Services

Revenues in our online advertising services segment increased 181% to $14.6 million in 1998 from $5.2 million in 1997. This increase was largely attributable to our continued emphasis on online advertising versus print advertising services; increased marketing of and sales training for our online services; and our clients' increasing acceptance of the Internet with our online services.

Online advertising services revenues were from the following:

1997 1998

(In millions)

Computer Products $ 0.7 $ 1.7

Consumer Electronics 0.3 1.2

Electronic Components 0.8 2.7

Fashion Accessories 0.9 2.3

Gifts & Home Products 1.2 3.4

Hardwares 0.6 1.8

Telecom Products 0.3 1.1

Timepieces 0.2 0.4

Other 0.2 --

Total $5.2 $14.6

Operating income in the online advertising services segment increased $2.0 million in 1998, as compared to 1997. This improvement reflected an increase in revenues and related economies of scale, offset partially by a $1.8 million increase in online services development expenditures to $3.2 million in 1998 from $1.4 million in 1997.

Subscriptions and Print Advertising Services

Revenues in our subscriptions and print advertising services segment declined from $96.6 million in 1997 to $76.8 million in 1998. As a result of the Asian economic crisis, the Taiwan NT dollar depreciated by about 15% causing a decline of $4.1 million in our revenues. The Asian economic crisis caused many exporting companies to reduce their advertising budgets. This caused a $2.3 million reduction in our subscriptions and print advertising services revenues, offset by a similar increase in subscriptions ces revenues in China. Subscriptions and print advertising services revenues from businesses located in United States and Europe also declined by $1.7 million due to reduced demand for American and European products in Asia. In addition, revenues from two magazines supported by advertisers in the hospitality, travel and luxury goods sectors decreased by $1.7 million. Revenues in Hong Kong and Taiwan declined by $6.0 million and $4.0 million, respectively, as a result of price driven competition.

Our subscriptions and print advertising services revenues were from the following:

1997 1998

(in millions)

Computer Products $ 13.2 $ 9.2

Consumer Electronics 8.7 7.3

Discontinued Magazines 3.1 2.5

Electronic Components 15.8 12.4

Electronics Engineer 11.3 10.3

Fashion Accessories 6.2 4.9

Gifts & Home Products 12.5 10.6

Hardwares 7.1 5.7

Subscription Revenue 3.7 3.7

Telecom Products 5.6 4.6

Timepieces 4.1 3.1

Other 5.3 2.5

Total $96.6 $76.8

Operating income in our subscriptions and print advertising services segment decreased 26% to $13.9 million in 1998, as compared to $18.9 million in 1997, as a result of the reduction in revenues.

Global Transaction Software Services

Operating loss in our global transaction software services segment reduced to $1.9 million in 1998 from $4 million in 1997. The improvement was due to the effect of improved cost controls.

Other Operations

Other operations consist primarily of revenue derived from conferences and seminars. Revenues decreased $0.3 million in 1998, as compared to 1997. Operating income decreased $1.2 million in 1998, compared to 1997.

Liquidity and Capital Resources

Our activities are financed out of the cash generated from our operations, supplemented by borrowings from our controlling shareholder, as necessary. We had commitments of $10.5 million and $11.4 million owing to our controlling shareholder as of December 31, 1998 and 1999, respectively. These commitments are net of advanced payments of $6.7 million and $NIL million as of December 31, 1998 and 1999, respectively. The amount owed is unsecured, has no fixed repayment terms and carries interest in the rang

Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11.4 million to establish the repayment terms of amounts owed to the Parent Company. On January 1, 2005, we will begin repayment of this promissory note. We will make quarterly payments of principal and interest over the then following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

Net cash provided by operating activities was $15.1 million and $14.6 million for the year 1999 and 1998, respectively. The primary source of cash for operating activities in 1999 was net income of $11 million and $2.4 million of non-cash adjustments to net income for depreciation and amortization expense, $2.1 million decrease in receivables from sales representatives and $1.6 million reduction in prepaid expenses and other current assets offset by a $1.1 million decrease in accounts payable. The primar primary source of cash for operating activities in 1997 was $9.5 million of net income, $2.7 million of non-cash adjustments to net income for depreciation and amortization expense, a $1.5 million decrease in accounts receivable and a $2.0 million increase in accounts payable.

Net cash used for investing activities was $7.9 million in 1999, which included $8.3 million used for capital expenditures. This consisted of computers, software development and the renovation of a new office premises. Net cash used for investing activities in 1998 was $0.3 million and included $1.7 million of capital expenditures offset partially by $1.4 million received from the sale of fixed assets. Net cash used for investing activities in 1997 was $3.0 million, which included $3.1 million of capital

Net cash used for financing activities was $7.5 million in 1999, which resulted primarily from the payment of dividends. Net cash used for financing activities was $14.5 million, $20.0 million in 1998 and 1997, respectively, which primarily resulted from the payment of dividends.

During the year ended December 31, 1999, we entered into contracts with suppliers for the renovation of a new office premises. The outstanding commitment on these contracts as at December 31, 1999 was approximately $0.5 million. We expected to complete this project in early 2000.

During 1999, we budgeted approximately $4.8 million for the development of our online services software. As of December 31, 1999, we have incurred costs of approximately $4.6 million. In addition, we expect to incur costs of approximately $4.5 million for this project in 2000.

Trade receivables before the allowance for doubtful accounts as of December 31, 1998 were $10.2 million, which was reduced to $8.9 million by December 31, 1999. The trade receivables less than one year old as at December 31, 1998 was 80.7%, while the statistic as at December 31, 1999 was at 85.2%. This improvement reflected our implementation of a new billing and collection monitoring system to help us monitor closely the collection performances of our outside sales representatives. We are enforcing a p

Advance payments received from advertising customers as of December 31, 1998, and 1999 were $8.2 million and $11.5 million, respectively, improving our liquidity.

We anticipate that cash on hand and cash generated from operations will be adequate to satisfy working capital and capital expenditure requirements and commitments based on our current level of operation. However, in order to take full advantage of growth opportunities and provide for long-term increased investment in assets related to the development of online and software services segments, we expect to raise additional capital.

These investments may include:

  more and faster memory capacity for the Global Sources database;
  increased transmission bandwidth for information transfer;
  Software for enhanced transaction process management; and
  acquisitions of related operations and or technology providers.

On March 17, 2000, we entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request us to secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general

The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately twenty thousand dollars. Our largest shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility.

On March 22, 2000, we used a portion of the credit facility, in the amount of $5.3 million to cause our wholly owned subsidiary LER Corporation to repay and cancel the loan made on March 9, 2000 from Hung Lay Si Co. Ltd. to LER. The loan to LER was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the F

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we further agreed to provide an unsecured cash advance repayable within two years or upon three months notice from us, of $2.0 million to the investee company. We have an option to convert this unsecured advance into equity shares in the investee company.

Qualitative and Quantitative Disclosures about Market Risk

We operate our business internationally and foreign exchange rate fluctuations could have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, b

This decline in revenues occurred due to some contracts being denominated and priced in foreign currencies prior to the devaluation of Asian currencies. The conversion of these contract proceeds in U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 65%) of our revenues are denominated in U.S. dollars or are rece

As of December 31, 1999, we had not engaged in foreign currency hedging activities.

Year 2000

We have not experienced any material problems as a result of the Year 2000 turnover and in connection with February 29, 2000. We do not believe that any Year 2000 related issues will affect its business, results of operations or financial condition in the future.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending March 31, 2000. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instrume